Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIO DATA)

	Fiscal Year
						Pro Forma
	2005	2006	2007	2008	2009	2009(2)

Interest Expense	34,390	34,272	33,753	33,639	33,524	167,967

Appropriate Portion (1/3) of Rent Expense	33,219	35,330	41,452	48,995	46,677	104,523

Fixed Charges	67,609	69,602	75,205	82,634	80,201	272,490

Preference Security Dividends(1)	44,408	21,459	—	—	—	—

Fixed Charges Plus Preference Security Dividends	112,017	91,061	75,205	82,634	80,201	272,490

Pre-tax Income	178,269	248,433	294,821	146,304	211,583	154,360

Fixed Charges	67,609	69,602	75,205	82,634	80,201	272,490

Earnings Before Income Taxes and Fixed Charges	245,878	318,035	370,026	228,938	291,784	426,850

Ratio of Earnings to Fixed Charges	3.6	4.6	4.9	2.8	3.6	1.6

Ratio of Earnings to Fixed Charges and Preference Security Dividends	2.2	3.5	4.9	2.8	3.6	1.6

[1]	Preference security dividends represent the amount of pre-tax earnings required to pay the dividends on outstanding preference securities for each of the years presented. We made inducement payments to the holders of our preferred stock in connection with the conversions of such stock in 2005 and 2006 of $12.9 million and $10.2 million, respectively. The inducement payments were based on the net present value of the dividends that we would have been obligated to pay the preferred stockholders through the earliest date on which it was estimated that we would have had the right to convert the convertible preferred stock, net of the net present value of the dividends payable over the same period on the shares of common stock into which the Series B convertible preferred stock was convertible. Therefore, such amounts are considered to be dividends on preference securities for the periods noted and are included in the calculations of preference security dividends set forth above.

[2]	Reflects the proposed acquisition of Tommy Hilfiger B.V. and the incurrence and repayment of debt in connection therewith.